Mail Stop 4561

December 16, 2008

Joseph L. Boling
Chief Executive Officer
Middleburg Financial Corporation
111 West Washington Street
Middleburg, Virginia 20117

Re: Pre 14A
     Filed on November 20, 2008
     File Number 0-24159

Dear Mr. Boling:

        We have completed our review of your Preliminary Proxy Statement on Schedule
14A and have no further comments at this time.

                              Sincerely,

                              David S. Lyon
                              Senior Financial Analyst